EXHIBIT 99.1

BIOGRAPHIES OF THE NOMINEES

Jean Bennett, MD, PhD
Dr. Bennett is Professor of Ophthalmology and Cell and Developmental Biology and a Senior Investigator in the F. M. Kirby Center for Molecular Ophthalmology at the University of Pennsylvania School of Medicine. She also has an appointment as a Senior Investigator at the Center for Cellular and Molecular Therapeutics, The Children’s Hospital of Philadelphia (CHOP). Dr. Bennett’s research on gene therapy delivery of RPE65 led to the approval of Luxturna, the first gene therapy for a genetic disease approved by the FDA and the first approved gene therapy worldwide. Dr. Bennett is director of the Center for Advanced Retinal and Ocular Therapeutics at UPenn, co-founder of GenSight Biologics, Spark Therapeutics, and Limelight Bio, and member of the Scientific Advisory Boards at Akouos and Sparing Vision.

Jodi Cook, PhD
Dr. Cook has extensive experience in gene therapy development from initial research development through commercialization. She served as Head of Gene Therapy Strategy at PTC Therapeutics, Inc from 2018 until 2020. Prior to joining PTC Therapeutics, she was one of the founding members and Chief Operating Officer of Agilis Biotherapeutics, a clinical stage AAV gene therapy company, from 2013 until its acquisition by PTC in 2018. While at Agilis, she led the sale of the company to PTC Therapeutics in a deal that has represented significant value to all parties. She has more than 20 years of senior executive experience in the life-sciences industry and held leadership positions in several successful biotech start-up companies. Prior to her work in industry, Dr. Cook was an Assistant Professor at Arizona State University and Mayo Clinic, Rochester, MN. Dr. Cook currently serves as a director of Fennec Pharmaceuticals.

Pravin Dugel, MD
Dr. Dugel is Executive Vice President and Chief Strategy and Business Officer at Iveric Bio. He was previously Managing Partner, Retinal Consultants of Arizona and the Retinal Research Institute; Clinical Professor, USC Eye Institute, Keck School of Medicine, University of Southern California; and Founding Member, Spectra Eye Institute in Sun City, Arizona. He has authored more than 200 papers, 35 book chapters, and has been invited to lecture at several marquee medical meetings and to serve as a visiting professor at universities worldwide. Dr. Dugel is on the editorial board of several major medical journals. He is internationally recognized as a major clinical researcher and has been a principal investigator in over 100 multicenter clinical trials, including serving as lead investigator for the Phase 3 HAWK/HARRIER trials for Novartis’s Beovu. Dr. Dugel currently serves as a director of Aerpio Pharmaceuticals.

Bard Geesaman, MD, PhD
Dr. Geesaman was at the venture capital firm MPM Capital for over a decade before leaving in December 2018. His final position there was lead partner for the UBS Oncology Impact Fund, the firm’s largest fund. He has broad experience investing, operating and facilitating business development globally, including in Japan, China and Israel. Prior to joining MPM, Dr. Geesaman founded Catalyst Medical Solutions, a medical documentation and billing eHealth company in Boston where he served as the Chief Technology Officer through the company’s acquisition. After Catalyst, Dr. Geesaman joined Centagenetix, an MPM-founded company exploring the genetics of successful aging. In 2006, Dr. Geesaman joined MPM as a Venture Partner with a major focus on founding Solasia Pharmaceuticals, based in Tokyo, Japan which listed on the Tokyo Mothers exchange in March 2017. Dr. Geesaman was also the co-founder and a board member of MPM healthcare IT startup TriNetX (big data analytics for clinical trials) and three additional drug discovery companies. He is currently a founder and CEO of the drug discovery company Altissimo Therapeutics, Inc. Dr. Geesaman is passionate about innovation in health care, and in 2008 took a two-year sabbatical from MPM to do non-profit work in Los Angeles at the X-Prize Foundation, where he worked on alternative models for motivating life sciences innovation. Dr. Geesaman currently serves as a director of Chiasma.

Annahita Keravala, PhD
Dr. Keravala is Senior Vice President, Head of Gene Therapy at CODA Biotherapeutics. She brings more than two decades of experience in gene therapy using viral and non-viral vectors, with extensive expertise in discovering novel vector technologies and gene therapy drug development for ophthalmic, systemic, neurologic, and musculoskeletal diseases. Previously, Dr. Keravala was Associate Vice President, AAV Platform at Rocket Pharmaceuticals. At Rocket, she provided strategic, scientific, and operational leadership, and discovery research and preclinical development of the adeno-associated virus (AAV) programs, which culminated in a successful Investigational New Drug (IND) application for AAV gene therapy for Danon disease. Earlier, Dr. Keravala was Director at Adverum Biotechnologies, leading the Novel Vector Technology group to discover and optimize novel AAV vectors to support the company’s pipeline. Notably, she also led efforts around ADVM-022’s cassette identification and was deeply involved in the product’s early preclinical development for wet age-related macular degeneration.